UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 18)
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company (issuer))
FOSTER THOMAS COMPANY
(offeror)
a wholly-owned subsidiary of
L.B. FOSTER COMPANY
(parent of offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212101
(CUSIP Number of Class of Securities)
David Voltz
L.B. Foster Company
415 Holiday Drive
Pittsburgh, Pennsylvania 15220
(412)-928-3417
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Lewis U. Davis, Jr., Esq.
Buchanan Ingersoll & Rooney PC
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219
(412) 562-8800

Calculation of Filing Fee

Transaction valuation*	Amount of Filing Fee**
$114,944,143	$8,195.52

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes a purchase price of $11.80 per share and the purchase of 9,741,029 shares of Portec common stock, which is represented by (i) 9,602,029 outstanding shares of common stock; and (ii) 139,000 shares of common stock that were issuable with respect to all outstanding options, in each case as provided by Portec, as of the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Section 14(g)(3) of the Exchange Act, and equals $71.30 per million dollars of the transaction valuation amount.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,195.52	Filing Party:	L.B. Foster Company and Foster Thomas Company
Form or Registration No.:	Schedule TO-T Schedule TO-T/A	Date Filed:	February 26, 2010 August 31, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑      third-party tender offer subject to Rule 14d-1.
☐      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☑      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 18 (“Amendment No. 18”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 26, 2010, as amended (the “Schedule TO”), by (i) Foster Thomas Company, a West Virginia corporation (the “Purchaser”) and a wholly-owned subsidiary of L.B. Foster Company, a Pennsylvania corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Portec Rail Products, Inc., a West Virginia corporation (“Portec”), at a purchase price of $11.80 per Share, net to the seller in cash, without interest thereon and less any applicable withholding or stock transfer taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment No. 18 have the meanings assigned to such terms in the Schedule TO or the Offer to Purchase. This Amendment No. 18 is being filed on behalf of the Purchaser and Parent. Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answers to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for herein.
Items 1, 4, 5, 6 and 11.
     Items 1, 4, 5, 6 and 11 of the Schedule TO are amended and supplemented to include the following:
     The following paragraphs are added to the end of the following Sections of the Offer to Purchase, as applicable: “Summary Term Sheet;” Section 1 — “Terms of the Offer;” Section 2 — “Acceptance for Payment and Payment for Shares;” Section 3 — “Procedures for Accepting the Offer and Tendering Shares;” Section 4 — “Withdrawal Rights;” Section 10 — “Background of the Offer; Past Contacts or Negotiations with Portec” and Section 17 — “Purpose; Plans for Portec”:
     “On December 15, 2010, the United States District Court for the District of Columbia signed the Hold Separate Stipulation and Order.
     The Offer expired at 5:00 p.m., New York City time, on Wednesday, December 15, 2010. The Depositary for the Offer has advised L.B. Foster and Purchaser that, as of such time, 7,630,969 million Shares (not including 46,846 Shares tendered by notice of guaranteed delivery, which Shares may be validly tendered until Monday, December 20, 2010) were validly tendered into, and not withdrawn from, the Offer, representing approximately 79.46% of the outstanding Shares. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.
     L.B. Foster and Purchaser have immediately commenced a subsequent offering period for all remaining untendered Shares. The subsequent offering period will expire at 5:00 p.m., New York City time, on December 21, 2010, unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period was scheduled to expire.
     The same $11.80 per Share price, net to the seller in cash, without interest thereon and less any required withholding taxes, offered in the initial offering period of the Offer will be paid during the subsequent offering period. Purchaser will immediately accept for payment all Shares validly tendered during this subsequent offering period, and payment will be made promptly after acceptance in accordance with the terms of the Offer. Procedures for tendering Shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) Shares cannot be delivered by the guaranteed delivery procedure, and (2) pursuant to Rule 14d-7(a)(2) promulgated under the Securities Exchange Act of 1934, as amended, Shares tendered during the subsequent offering period may not be withdrawn. Shares validly tendered during the initial offering period of the Offer may not be withdrawn during the subsequent offering period.
     The full text of the press release issued by L.B. Foster regarding the expiration of the Offer and the announcement of the subsequent offering period is filed as Exhibit (a)(5)(AA) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(5)(AA)	Press Release issued December 15, 2010

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

L.B. FOSTER COMPANY
Date: December 15, 2010	By:	/s/ Stan L. Hasselbusch
		Name:	Stan L. Hasselbusch
		Title:	President & CEO

FOSTER THOMAS COMPANY
Date: December 15, 2010	By:	/s/ Stan L. Hasselbusch
		Name:	Stan L. Hasselbusch
		Title:	President & CEO

Exhibit	Exhibit Name

(a)(5)(AA)	Press Release issued December 15, 2010